                      May 7, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention: Jeffrey P. Riedler

  Re:
  Helicos BioSciences Corporation
  Amendment No. 2 to Registration Statement on Form S-1,
  Filed April 16, 2007
  File No. 333-140973

Ladies and Gentlemen:

        This letter is being furnished on behalf of Helicos BioSciences Corporation (the "Company") in response to comments contained in the letter dated May 1, 2007 (the "Letter") from Jeffrey P. Riedler of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Stanley N. Lapidus, Chief Executive Officer of the Company, with respect to Amendment No. 2 to the Company's Registration Statement on Form S-1 (the "Amendment No. 2") that was filed with the Commission on April 16, 2007. Amendment No. 3 to the Company's Registration Statement on Form S-1 was filed on behalf of the Company with the Commission on April 26, 2007 for the purpose of filing additional exhibits with the Commission. The Company is concurrently filing Amendment No. 4 to the Company's Registration Statement on Form S-1 ("Amendment No. 4"), including the prospectus contained therein, which includes changes that principally reflect responses to the Staff's comments.

        The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized, and all page references in the Company's response are to Amendment No. 4 as marked. Copies of this letter are being sent under separate cover to Sonia Barros of the Commission.

        For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 4.

Risk Factors, page 9

We have a history of operating losses. .. ., page 9

Comment No. 1

        Please revise this risk factor to disclose the approximate time frame over which you expect to make the enumerated expenditures.

Response to Comment No. 1

        The prospectus contained in Amendment No. 4 has been revised on page 9 in response to the Staff's comment.

Use of Proceeds, page 28

Comment No. 2

        We note that approximately 45% of the anticipated net proceeds are anticipated to be used for additional working capital and other general corporate purposes. To the extent possible, with respect to the proceeds to be used for "other general corporate purposes," please furnish a brief outline of what these include, e.g. business development, administrative, etc.

Response to Comment No. 2

        The prospectus contained in Amendment No. 4 has been revised on page 28 in response to the Staff's comment. The Company supplementally advises the Staff that it believes the revised disclosure is complete and accurate since none of the proceeds anticipated to be used for additional working capital and other general working capital purposes have been or will be specifically designated as set aside for any specific purpose.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies and Significant Judgments and Estimates, page 43

Stock-based compensation, page 43

Comment No. 3

        Please refer to your response to prior comment 37. Expand your disclosures to clarify the factors you considered in selecting "similar entities" for the purpose of determining expected volatility. Please refer to footnote 60 to paragraph A32 of SFAS 123R. Identify, on a supplemental basis, the specific entities considered in this calculation.

Response to Comment No. 3

        The prospectus contained in Amendment No. 4 has been revised on pages 45, F-20, and F-25 in response to the Staff's comments. The Company supplementally advises the Staff that it considered the historical volatility of CuraGen Corporation, Genomic Health, Inc., Luminex Corporation, Sequenom, Inc., and Third Wave Technologies, Inc.

Comment No. 4

        Please refer to your response to prior comment 38. Please provide the following information to assist us in evaluating your response. Note that we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified, and we may have further comment in this regard when the amendment containing that information is filed.

  •
  Tell us the assumptions and methodologies used to determine enterprise fair value in the retrospective valuations dated March 31, 2006 and October 31, 2006 and the method used to allocate enterprise fair value between preferred stock and common stock

  •
  You identified "limited management team" as a factor in determining fair value during the period, January1, 2006 to March 31, 2006 ($0.40 per share). Explain to us why the Company's Board of Directors concluded that only a ratable increase in the fair value of your common stock from April 1, 2006 ($0.40 per share) to October 31, 2006 ($1.97 per share) was appropriate considering the significant events that occurred during this time period, such as hiring a Chief Financial Officer and receiving your first government research grant.

  •
  Explain to us whether the Company's Board of Directors considered any external events that may affect the price of your stock during the period from April 1, 2006 to February 28, 2007.

  •
  Explain to us why only a ratable increase from $1.97 per share to $2.46 per share for November and December 2006 was appropriate considering the achievement of specific milestones during this time period.

  •
  Tell us how you determined the fair value of your common stock to be $2.66 at February 28, 2007 and why only a ratable increase from January 19, 2007 to February 28, 2007 was appropriate.

Response to Comment No. 4

        The Company supplementally advises the Staff that all references to per share amounts are on a pre-reverse split basis. The Company's approach to reassess the fair value of its common stock was to obtain independent valuations at key dates which were March 31, 2006, October 31, 2006 and January 19, 2007 ("Valuation Dates"). The Valuation Dates were selected by management in December 2006. Management determined the Valuation Dates in 2006 for retrospective valuations by considering the relevant milestones which they believed would impact the fair value of the Company's common stock. Management concluded that March 2006 and October 2006 were the only periods in time in 2006 for which relevant milestones were achieved. Additionally, management concluded that a contemporaneous valuation would be performed soon after the completion of certain milestones that were identified as significant in the path toward commercialization of the HeliScope. This valuation was dated as of January 19, 2007, which was also the date of the closing of the Series B redeemable convertible preferred stock offering.

        A summary of the Valuation Dates and related milestones is as follows:

Valuation Date	Type of Valuation	Milestone
March 31, 2006	Retrospective	Sale of Series B preferred stock
October 31, 2006	Retrospective
Achievement of the first two specific milestones necessary to achieve commercialization of the HeliScope. These milestones were achieved during a relatively short period of time in October 2006. Given this, the Company selected the end of the month in which the milestones were achieved which was October 31, 2006.
January 19, 2007	Contemporaneous
Achievement of the next two specific milestones necessary to achieve commercialization of the HeliScope. These milestones were achieved during a relatively short period of time in November and December 2006. The valuation date of January 19, 2007 was selected because it was the date of the closing of the Series B redeemable convertible preferred stock offering and it was shortly after the achievement of the specific milestones described above. The results of the January 19, 2007 valuation of $2.46 per share was applied at December 31, 2006 since the milestones were completed by December 31, 2006.

2006 Fair Value Assessment

        With respect to the determination of fair value of the common stock between the Valuation Dates, the Company generally applied a ratable approach through January 19, 2007 (except for the period between December 31, 2006 and January 19, 2007 for which the fair value remained flat at $2.46 per share). The Company's Board of Directors believed a ratable approach was appropriate under the Company's specific facts and circumstances, as there were no date-specific milestones that demonstrated a change in the fair value of the Company's common stock that were achieved between the Valuation Dates. The Company acknowledges that the development effort toward commercialization of the HeliScope system was continuous and therefore recognized a ratable increase in fair value between the Valuation Dates to reflect the continuous development effort with incremental considerations for the relevant milestones for which retrospective or contemporaneous valuations were obtained.

2007 Fair Value Assessment

        The Company's Board of Directors concluded that the Company's filing of its initial Form S-1 on February 28, 2007 represented a significant milestone. Given that several life science companies that have gone public since 2006 ultimately priced their offerings at a price per share of common stock at or below the low end of their initial filing range, the Company's Board of Directors concluded that a fair value of $2.66 per share of the Company's common stock, representing management's expected low end of the public offering range upon effectiveness of the Registration Statement on Form S-1, would be appropriate at February 28, 2007. The Company's management did not deem any other events to be a specific milestone that would impact the fair value of the Company's common stock since the most recent Valuation Date (January 19, 2007), and therefore concluded that, in the absence of any significant milestones, a ratable increase from January 19, 2007 ($2.46 per share) to February 28, 2007 ($2.66 per share) would be the best indicator of fair value as the Company's development effort toward the commercialization of the HeliScope system was continuous during this period. The fair value of the Company's common stock remained flat at $2.66 per share from February 28, 2007 to the end of the first quarter.

        In response to your specific comments, please consider the following:

  •
  Tell us the assumptions and methodologies used to determine enterprise fair value in the retrospective valuations dated March 31, 2006 and October 31, 2006 and the method used to allocate enterprise fair value between preferred stock and common stock.

        The Company supplementally advises the Staff that the Company considered the guidance provided by the AICPA Practice Aid "Valuation of Privately-Held Company Equity Securities Issued as Compensation" in performing the valuation analysis and arriving at an estimate of fair value of the business enterprise, and for the method used to allocate enterprise fair value between preferred stock and common stock. Specifically, for the October 31, 2006 valuation, the Market Approach and Income Approach (equally weighted) were used to estimate the fair value of the business enterprise. For the March 31, 2006 valuation, the Market Approach was used to estimate the fair value of the business enterprise. The Income Approach was not used for the March 31, 2006 valuation because at that time the Company was still in the early stages of development without a specific product to introduce into the market. Therefore, the Company did not have financial projections available for a discounted cash flow approach.

Market Approach (Guideline Company Analysis)

        The Guideline publicly traded company method provides indications of value for the Company by comparison to similar publicly traded companies. Stocks of these corporations are actively traded in a free and open market, either on an exchange or over the counter. Although it is clear that no two companies are entirely alike, the only restrictive requirement imposed by this approach is that the corporations selected as guideline companies be engaged in the same or similar line of business. Specifically, the Company considered the following companies as guideline companies: CuraGen

Corporation, Genomic Health, Inc., Luminex Corporation, Sequenom, Inc., Solexa, Inc. and Third Wave Technologies, Inc.

        In analyzing the comparable companies, the enterprise values and the business operations of each company were reviewed. Calculations of market capitalization, invested capital and enterprise value were performed for each of the above noted guideline companies as of each Valuation Date. Additionally, factors such as product differentiation, intellectual property, customer agreements and management expertise were considered to determine the degree of comparability and relative value of the guideline companies.

Income Approach—Discounted Cash Flow Method

        The Income Approach is based on the Company's financial projections. The Income Approach was applied to the valuation as of October 31, 2006, but not to the valuation as of March 31, 2006.

        Debt free cash flow is used as the basis to arrive at a value indication based upon the Income Approach methodology. Debt-free cash flow is defined as:

        Earnings Before Interest and Income Taxes

Less:	Provision for Income Taxes

Equals:	Debt-Free Net Income After Tax
Plus:	Non-Cash Items (such as stock-based compensation, depreciation and amortization)

Equals:	Gross Cash Flow
Less:	Working Capital Additions
Less:	Capital Expenditures

Equals:	Net Debt-Free Cash Flow

        To attribute value to the cash flows and business for the years beyond the projection period, a terminal value was calculated by capitalizing the normalized cash flows beyond the last year of projected cash flow by a capitalization rate. The capitalization rate used was the discount rate less a 3.0% long-term growth rate for October 31, 2006. This calculation is based on the Gordon Dividend Growth Model for valuing cash flows into perpetuity. The 3.0% rate assumes a growth rate for the Company which is approximately the same growth rate of expected inflation into perpetuity.

        The discount rate utilized is a Venture Capital (VC) rate. VC rates are applied to entrepreneurial ventures and are determined by the rates of return that venture capitalists require if they were to invest in the startup. These rates are assembled based on the various stages of business operation. The discount rate used for the valuation as of October 31, 2006 was 35%, which is within the range as listed in the AICPA Practice Aid "Valuation of Privately-Held Company Equity Securities Issued as Compensation" for "bridge/IPO" companies.

        The three commonly used methods described by the AICPA Practice Aid "Valuation of Privately-Held Company Equity Securities Issued as Compensation" are the Current Value Method, the Option Pricing Method (OPM) and the Probability Weighted Expected Return Method (PWERM), and were considered in determining the allocation of enterprise fair value between the preferred stock and the common stock.

        The allocation method utilized to determine the fair value of the common equity of the Company was the PWERM for the October 31, 2006 valuation and the OPM analysis for the March 31, 2006 valuation. The respective allocation methodologies were used to best match the ability of an investor at the date of value to project future values. In October 2006, management had the ability to extrapolate future IPO values due to the product success and subsequent interest from Investment Banks. Therefore, the PWERM, which employs specific future liquidation values, is the most appropriate allocation methodology. Whereas, in March 2006, the Company did not have a clear path to a liquidity event and thus a more general volatility calculation is appropriate to project future values, which coincides with the OPM analysis.

        The PWERM analysis presents value afforded to shareholders under four possible scenarios. Three of the scenarios assume a shareholder exit, either through IPO, sale/merger or liquidation. The last scenario assumes operations continue as a private company and no exit transaction occurs.

        For each of the first three transaction scenarios, estimated future and present values for each of the share classes were calculated utilizing assumptions which consisted of the following:

  •
  Expected pre-money value;

  •
  Standard deviation from the expected pre-money value;

  •
  Expected date of the exit scenario occurring;

  •
  Standard deviation from the expected exit scenario occurrence date (in days); and

  •
  An appropriate risk-adjusted discount rate.

        An estimated value for the equity was calculated for the fourth scenario, private company operation, using the market and income approach as previously discussed.

        Using the OPM, the fair value of the common stock as the net value of a series of call options, representing the present value of the expected future returns to the common shareholders was estimated. Essentially, the rights of the common shareholders are equivalent to a call option on any value of the company above the respective preferred shareholders' liquidation preferences, with adjustment to account for the rights retained by the preferred shareholders related to their share in any value above the values at which they would convert to common shares. Thus, the common stock can be valued by estimating the value of its share in each of these call option rights.

  •
  You identified "limited management team" as a factor in determining fair value during the period, January 1, 2006 to March 31, 2006 ($0.40 per share). Explain to us why the Company's Board of Directors concluded that only a ratable increase in the fair value of your common stock from April 1, 2006 ($0.40 per share) to October 31, 2006 ($1.97 per share) was appropriate considering the significant events that occurred during this time period, such as hiring a Chief Financial Officer and receiving your first government research grant.

        The Company supplementally advises the Staff that during the period April 1, 2006 to October 31, 2006 the Company's Board of Directors believes the only milestones that would have an impact to the fair value of the Company's common stock were the achievement of two specific milestones in October 2006 that were necessary to continue toward commercialization of the HeliScope system.

        The Company does not believe that the hiring of the Chief Financial Officer in September 2006 completed the management team. Subsequent to September 2006, the Company internally promoted its Vice President of Marketing to Chief Operating Officer (February 2007), hired a new Vice President of Sales and Marketing (April 2007), hired a Corporate Counsel (April 2007), and is still looking to hire a Vice President of Operations and a Chief Scientific Officer. As such, the Company's Board of Directors did not attribute the hiring of the Chief Financial Officer as a significant milestone that would have an impact to the fair value of the Company's common stock.

        Further, although the Company did receive a $2 million government research grant in September 2006, the Company's Board of Directors did not deem that event to be a significant milestone that would have an impact to the fair value of the Company's common stock as it is not considered to be a step toward commercialization of the HeliScope system.

  •
  Explain to us whether the Company's Board of Directors considered any external events that may affect the price of your stock during the period from April 1,2006 to February 28,2007.

        The Company supplementally advises the Staff that the only external event considered by the Company's Board of Directors from April 1, 2006 to February 28, 2007 was the combination of two competitors in the industry. Specifically, on November 13, 2006, Illumina, Inc. announced that a merger agreement was reached whereby Illumina, Inc. would acquire Solexa, Inc. Due in part to this external event, in late November 2006 the Company's Board of Directors initiated discussions with the Company's management about the possibility of an initial public offering process. However, the Company's Board of Directors did not deem this external event to be a significant Company-specific milestone that would have an impact to the fair value of the Company's common stock.

  •
  Explain to us why only a ratable increase from $1.97 per share to $2.46 per share for November and December 2006 was appropriate considering the achievement of specific milestones during this time period.

        The Company supplementally advises the Staff that the two specific production milestones that were reached during November and December 2006 cannot be attributed to a specific date. Instead, the achievement of these milestones was due to a continuous development effort by the Company over a relatively short period of time during November and December 2006. As these milestones could not be attributed to a specific date, but rather over a short period of time (November and December 2006), they were not deemed to be substantially achieved until late December 2006. Given this, the Company's Board of Directors concluded that a ratable increase from $1.97 per share to $2.46 per share for November and December 2006 to be the best indicator of fair value during this period.

  •
  Tell us how you determined the fair value of your common stock to be $2.66 at February 28, 2007 and why only a ratable increase from January 19, 2007 to February 28, 2007 was appropriate.

        As indicated above, the Company's Board of Directors concluded that the Company's filing of its initial Form S-1 on February 28, 2007 represented a significant milestone. Given that several life science companies that have gone public since 2006 ultimately priced their offerings at a price per share of common stock at or below the low end of their initial filing range, the Company's Board of Directors concluded that a fair value of $2.66 per share of the Company's common stock, representing management's expected low point of the public offering range upon effectiveness of the Registration Statement on Form S-1, would be appropriate at February 28, 2007. The Company's management and its Board of Directors did not deem any other events to be a specific milestone that would impact the fair value of the Company's common stock since January 19, 2007, and therefore concluded that, in the absence of any significant milestones, a ratable increase from January 19, 2007 ($2.46 per share) to February 28, 2007 ($2.66 per share) would be the best indicator of fair value as the Company's development effort toward the commercialization of the HeliScope system was continuous during this period.

Comment No. 5

        Please expand your disclosure in response to prior comment 39 to include the following information, regarding your decision not to obtain a contemporaneous valuation performed by an unrelated valuation specialist in 2006.

  •
  The significant factors, assumptions and methodologies used in determining fair value.

  •
  Why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist in 2006.

Response to Comment No. 5

        The prospectus contained in Amendment No. 4 has been revised on pages 46-48 in response to the Staff's comment.

Business, page 49

General

Comment No. 6

        We note your response to our prior comment 41 and reissue that comment. In your original Form S-1 you state that a proof-of-principle version of your instrument is currently in use in collaboration with the Institute for Systems Biology. Please provide us with an analysis as to why this collaboration is not material to your business and it not a material contract. Your analysis should provide support for your determination.

Response to Comment No. 6

        The Company supplementally advises the Staff that its collaboration with the Institute for Systems Biology is simply to perform genetic analysis on behalf of the Institute for Systems Biology on one of its nine development stage instruments currently operating at the Company's facilities. The collaboration is primarily designed to test the performance of the Company's instrument on DNA samples provided by the Institute for Systems Biology. The Company believes that the collaboration is of the type that would ordinarily be entered into in the course of its business in developing its instruments for commercialization. The payments to the Company upon completion of the experiment are immaterial in amount and not are not expected to exceed $100,000 in the aggregate. The experiment contemplated under the collaboration is expected to be completed within the next few months, and neither party has any ongoing rights or obligations under the collaboration once the experiment is complete. In addition, the collaboration does not contemplate any transfer of intellectual property rights between the parties. Accordingly, the Company does not believe that its business is substantially dependent on its collaboration with the Institute for Systems Biology, and the collaboration is not required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Industry Overview, page 51

Comment No. 7

        We note your response to our prior comments 42 and 43 and your explanation that there are no standard criteria to measure the speed of genotyping and RNA expression analysis. In the table on page 53, however, you state that genotyping has "high throughput," If the speed of genotyping can be measured by throughput, then it appears that you can compare the throughput of your method to the throughput of genotyping. Please revise your disclosure accordingly.

Response to Comment No. 7

        The prospectus contained in Amendment No. 4 has been revised on page 58 in response to the Staff's comment.

Intellectual Property, page 67

Comment No. 8

        We note your response to our prior comment 45 and reissue that comment in part. Please describe the obligations/rights of each party to defend the technology that is the subject of the license.

Response to Comment No. 8

        The prospectus contained in Amendment No. 4 has been revised on pages 70-71 in response to the Staff's comment.

Compensation, page 74

Comment No. 9

        We note your statement that you analyze each of the primary elements of your compensation programs to ensure that your executives' total compensation is competitive with executive officers with similar positions at your peer group companies. Please revise to identify the companies that you consider your peer group companies.

Response to Comment No. 9

        The prospectus contained in Amendment No. 4 has been revised on page 78 in response to the Staff's comment.

Consolidated Financial Statements

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit), page F-6

Comment No. 10

        Please revise the presentation in your EDGAR filing to separate redeemable convertible preferred stock from permanent equity with a solid line.

Response to Comment No. 10

        The EDGAR filing for Amendment No. 4 has been revised on pages F-5 and F-6 in response to the Staff's comment.

Notes to Consolidated Financial Statements

Note 8, Commitments and Contingencies

License agreements and patents, page F-15

Comment No. 11

        Please expand your disclosure in response to prior comment 52 to include the termination provisions for each license agreement.

Response to Comment No. 11

        The prospectus contained in Amendment No. 4 has been revised on pages F-17 and F-18 in response to the Staff's comment.

Note 10, Redeemable Convertible Preferred Stock, page F-19

Comment No. 12

        Please refer to prior comment 54. We note your revisions to the pro forma presentations in the sections, summary consolidated financial data and the capitalization table. Please revise your pro forma disclosure of the redeemable convertible preferred stock issued in January 2007 to clarify, if true, that these shares are immediately convertible into common stock, resulting in no preferred stock discount. In the introduction to each section, you also discuss certain transactions "on a pro forma as adjusted basis:' We do not understand the language, "conversion of the beneficial conversion feature from redeemable convertible preferred stock to additional paid-in capital," since it appears that additional paid-in capital has already been adjusted in the presentation "on a pro forma basis." Please revise your disclosure as appropriate or advise us further.

Response to Comment No. 12

        The prospectus contained in Amendment No. 4 has been revised on page F-22 in response to the Staff's comment. The Company supplementally advises the Staff that it has removed the reference to "on a pro forma as adjusted basis" throughout the Amendment No. 4.

* * *

        If you require additional information, please telephone either Lawrence S. Wittenberg at (617) 570-1035 or the undersigned at (617) 570-1346.

Sincerely,
/s/ EDWARD A. KING Edward A. King, Esq.
cc:
Stanley N. Lapidus
Louise A. Mawhinney
Mark C. Solakian
                Helicos BioSciences Corporation
Lawrence S. Wittenberg, Esq.
                Goodwin Procter LLP